UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated January 16, 2007
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305, 333-6436 AND 333-127265), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
•	Press Release dated January 16, 2007.
•	Press Release dated January 16, 2007.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: January 16, 2007	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

Enbridge announces 7% dividend increase
CALGARY, Alberta, January 16, 2007 — The Enbridge Inc. Board of Directors today declared a quarterly dividend of $0.3075 per common share, reflecting a 7% increase in the quarterly rate, payable on March 1, 2007 to shareholders of record on February 15, 2007.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. Enbridge employs approximately 5,000 people, primarily in Canada, the United States and South America. Information about Enbridge is available on the Company’s website at www.enbridge.com.
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.

Jim Rennie	Bob Rahn
Media	Investment Community
(403) 231-3931	(403) 231-7398
Email: jim.rennie@enbridge.com	Email: bob.rahn@enbridge.com

Enbridge announces $523.1 million common equity offering
FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
AND DISSEMINATION IN THE U.S. ONLY
CALGARY, Alberta, January 16, 2007 - Enbridge Inc. today announced that it has entered into an agreement with a group of underwriters to sell 13.5 million treasury common shares at Cdn. $38.75 per common share for distribution to the public. Closing of the offering is expected on or about February 2, 2007.
The offering is being made only in Canada by means of a prospectus. Proceeds will be used to reduce outstanding indebtedness, to make investments in subsidiaries and for general corporate purposes.
Enbridge will also make an offer to enter into a private placement agreement to sell an additional 1.5 million common shares to Noverco Inc. at the same price as the public issue. The placement, if accepted by Noverco, is expected to close on or about February 5, 2007, and would maintain Noverco’s and its affiliates’ ownership interest in Enbridge at approximately 9.5%. The closing of the private placement is conditional upon the closing of the public offering.
This news release does not constitute an offer to sell or a solicitation of an offer to buy the common shares in any jurisdiction. The common shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.
Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except to the extent required by applicable securities laws and regulations, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.

Jim Rennie	Bob Rahn
Media	Investment Community
(403) 231-3931	(403) 231-7398
Email: jim.rennie@enbridge.com	Email: bob.rahn@enbridge.com